Exhibit 99.1

Results 2Q23 Want to know more about JBS initiatives ?  Subscribe here .

74.5 68.7¹ 50.9 49.7 30.6 30.4 26.4 24.3 22.9 18.9 Source : JBS, Forbes and Bloomberg, based on net revenue from food in US$ billion FY2022 Note 1 : Does not include the Beverages business Global Ranking Global food leader ( revenue ) USD Billion 2

#1 Global beef producer #1 Global poultry producer #2 Global pork producer Aquaculture Plant - based and alternative proteins businesses #3 European plant - based protein producer #2 salmon producer in Australia Work is under way to build an industrial plant to produce cultivated protein Prepared Foods #1 largest Brazilian producer of plant - based #2 place in the prepared foods market in Brazil #1 place in the prepared foods market in the United Kingdom #1 place in the prepared foods market in Australia and New Zealand MARKET LEADER NEW AVENUES OF GROWTH Global food leader 3

Team members in Brazil 13K team members in Australia and New Zealand 144K 12K team members in Mexico 19K team members in Europe 72K Team members in the USA and Canada 260,000 team members globally 4

Canada 3 % USA 47% Mexico 5% Brazil 13% South America Europe 8% África & Middle East 3% Asia 16% Australia & New Zealand 3% Source : JBS Income Origin United States 51 % Brazil 27 % Europe 7 % Mexico 3% Australia 8% Canada 4 % Net revenue 2Q23 ( by destination ) Cattle Lamb Pork Poultry Aquaculture Plant - Based Sales Offices Prepared Foods Leather Center for Innovation Cultivated Protein Strategy Geographical diversification multiproteins

3.8% 3.7% 6.9% 5.1% 5.8% 6.6% 9.2% 8.2% 6.6% 8.2% 8.2% 9.7% 10.9% 13.0% 9.2% 5.6% 16.5 17.6 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 71.3 0.7 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 4.0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Q2 LTM Net Sales EBITDA 6 JBS Beef North Am. Consolidated PPC Seara JBS USA Pork JBS Brazil JBS Australia Geographic and product diversification leading to lower volatility in results Stability of Results EBITDA Margin USD Billion

Dual listing on NYSE and B3 1 Adapt JBS's corporate structure to the global and diversified profile of the Company's operations. 2 Potential unlocking of the value of the Company's shares. 3 Expand investment capacity to strengthen the conditions for growth and competition with global competitors. COMPELLING RATIONALE: Further strengthen the corporate governance. . Increase its visibility among the global investors community, thereby increasing the comparability with the main peers. Broaden the access to a wider base of investors. Increase flexibility to use equity as source of funding, paving the way to fundraising through issuing shares and, consequently, reduce the need to incur in debt to support growth. Reduce our cost of capital.

VALUE ADDED More than 150 brand worldwide 8

9 From Anápolis to the world 1957 Departure to Brasilia to supply beef to the region 1953 Foundation of the Casa de Carnes Mineira, in Anápolis - GO. 1969/1970 Acquisition of the first slaughterhouses in Formosa - GO and creation of the name Friboi Anos 90/00 Acquisitions of plants in Anápolis, Goiânia, Barra do Garças and Andradina 2007 IPO on the stock exchange and acquisition of Swift in the US and Australia 2009 Incorporation of Bertin ( Brazil ) and acquisition of Pilgrim’s (USA) 2013 Acquisition of Seara Zé Mineiro JBS Founder Casa de Carnes Mineira Anápolis - GO, 1953 2021 Acquisition of Vivera, Rivalea , Sunnyvalley Kings, Principe, Huon and Biotech Foods . Milestones :

Financial & Operating 10

2Q23 Operational and Financial Highlights • Announcement of the dual listing plan in Brazil (B3) and in the US (New York Stock Exchange) with the aim of increasing the Company’s market value, attracting a wider range of investors, and expanding the investment capacity. • JBS obtained with the SEC (Securities and Exchange Commission) the effectiveness to register its eleven Senior Notes . • Payment of interim dividends in the amount of US$448 million , corresponding to US$0,20 per share, that may be netted against mandatory minimum dividends for the fiscal year ending December 31, 2023 . 11

803 - 53 2Q23 18,735 18,052 2Q22 2Q23 2,106 903 11.2% 5.0% 2Q22 2Q23 EBITDA Margin (%) 3,290 1,997 17.6% 11.1% 2Q22 2Q23 Gross Margin (%) 12 2Q22 2Q23 Consolidated Results Gross Profit (US$ million) Net Income (US$ million) Adjusted EBITDA (US$ million) Net Revenue (US$ million)

839 1,062 2Q22 2Q23 534 394 2Q22 2Q23 77 366 2Q23 13 2Q22 Operating Cash Flow (US$ million) Free Cash Flow (US$ million) 51% - Maintenance 49% - Expansion 43% - Maintenance 57% - Expansion 2Q23 Consolidated Results

11.2x 4.2x 0 5000 10000 15000 US$2.8Bn 2Q23 ending cash was Currently, JBS USA and JBS SA together have In revolving credit facility lines US$3.3Bn JBS has a total availability of US$6.1Bn > 2.8 higher than short - term debt Debt Profile 14.9 16.7 1.65x 4.15x 2Q22 2Q23 Net Debt (US$) Leverage (US$) Interest Cover (x) Short Term and Long Term Debt Profile LT 88.6% ST 11.4% Source Breakdown Bonds 75% Banks 16% CRA 9% Entity Breakdown JBS USA 75.5% JBS SA 22.5% Seara 2.0% Currency and Cost Breakdown USD² 86.7% BRL 13.3% 14 ¹ Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS SA. ² Includes debts in other currencies, such as Euros and Canadian Dollars. Average Maturity : 9.3 yrs Avg . Cost of Debt : 6.13% p.a . 2,811 2,217 298 377 163 2,064 1,081 755 1,786 1,890 2,930 2,983 505 2,414 2,850 450 Cash and cash Equivalents Short Term 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034... ...2052 Net Debt ( Bn ) / Leverage / Interest Coverage Debt Maturity Schedule (US$) ¹ Cash and equivalents Revolving credit facilities USD 2,850mn in the US* Revolving credit facilities USD 450mn in Brazil

Products Seara Net Revenue (IFRS US$ millions) Adjusted EBITDA (IFRS US$ millions and %) 2,170 2,082 2Q22 2Q23 306 85 14.1% 4.1% - 100 200 300 400 500 600 700 800 900 1,000 2Q22 2Q23 2Q23 15 SEARA

163 136 5.7% 4.8% 2Q22 2Q23 Net Revenue (IFRS US$ millions) Adjusted EBITDA (IFRS US$ millions and %) 2,867 2,825 2Q22 2Q23 2Q23 16 Products JBS BRASIL JBS BRASIL

Net Revenue (USGAAP - US$ millions) Adjusted EBITDA (USGAAP - US$ millions and %) 5,522 5,811 2Q22 2Q23 2Q23 17 Products JBS BEEF NORTH AMERICA 624 83 11.3% 1.4% -12.0% -7.0% -2.0% 3.0% 8.0% 13.0% 18.0% 23.0% 2Q22 2Q23 JBS BEEF NORTH AMERICA

Net Revenue ( USGAAP - US$ millions ) 1,674 1,509 2Q22 2T23 2Q23 18 Products JBS AUSTRALIA JBS AUSTRALIA Adjusted EBITDA (USGAAP - US$ millions and %) 106 130 6.3% 8.6% 2Q22 2Q23

Net Revenue ( USGAAP - US$ millions ) 2,111 1,777 2Q22 2Q23 214 27 10.1% 1.5% -15.0% -10.0% -5.0% 0.0% 5.0% 10.0% 15.0% - 50 100 150 200 250 300 350 400 2Q23 19 Products JBS USA PORK JBS USA PORK Adjusted EBITDA (USGAAP - US$ millions and %) 2Q22 2Q23

4,632 4,308 2Q22 2Q23 623 249 13.5% 5.8% 2T22 2T23 2Q23 20 PPC Products PILGRIM’S PRIDE Net Revenue ( USGAAP - US$ millions ) Adjusted EBITDA (USGAAP - US$ millions and %)

Exports Revenue in 2Q23: US$4.8Bn - 1.7% vs. 2Q22 Ásia correspondeu a ~ 58% do total das exportações 30.3% 8.8% 10.3% 8.8% 8.3% 6.6% 3.8% 5.0% 2.9% 12.0% 3.5% 21 CONSOLIDATED EXPORTS Greater China¹ Japan Africa & Middle East South Korea European Union USA Canada Mexico South America Others Phillipines Note 1: Considering China and Hong Kong Export destinations of JBS during 2Q23

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